Mail Stop 4561
									September 29, 2005

Mr. Steve S. Sinohui
President
SIN Holdings, Inc.
3225 S. Garrison
Unit 21
Lakewood, Colorado   80227

      Re:	SIN Holdings, Inc.
		Form 10-KSB for Fiscal Year ended December 31, 2004
		Filed March 16, 2005
      File No. 000-49752


Dear Mr. Sinohui:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-KSB for the year ended December 31, 2004

Item 6 - Management`s Discussion and Analysis Financial Condition and
Results of Operations

Liquidity and Capital Resources, page 9

1. We note that you have incurred operating losses since inception, lack the financial resources to repay your debt obligations as they come due and are unable to meet other current and anticipated future cash requirements without additional funding from your principal shareholder. Please advise us of any contractual obligations of Desert Bloom Investments, Inc. to provide you with operational funding. In the absence of a contractual commitment from Desert Bloom Investments, there is substantial doubt about your ability to continue as a going concern. In that regard, please advise us why your auditors have not included an explanatory paragraph regarding the substantial doubt about your company`s ability to continue as a going concern in their audit report. Likewise, please revise your footnotes as necessary to include disclosure regarding the pertinent conditions and events giving rise to the substantial doubt, the possible effects of the conditions, management`s evaluation of the significance of the conditions and any mitigating factors, possible discontinuance of operations, and management`s future plans. For reference see AU Section 341.

Note A - Summary of Accounting Policies, page F-6

2. We note that you have not recorded any impairment charges on your goodwill. In light of your company`s continued losses and insufficient cash flows, please tell us how you determined that the goodwill amount of $5,071 recorded on your balance sheet is not impaired.




      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3429 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



Kristi Beshears
Staff Accountant



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Mr. Steve S. Sinohui
SIN Holdings, Inc.
September 29, 2005
Page 1